Sagtec Global Ltd

No 43-2, Jalan Besar Kepong,

Pekan Kepong, 52100 Kuala Lumpur

January 27, 2025

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Becky Chow, Stephen Krikorian, Aliya Ishmukhamedova, Mitchell Austin

Re:	Sagtec Global Ltd Registration Statement on Form F-1 Filed December 26, 2024 File No. 333-284053

Dear Sir or Madam,

This letter is in response to your letter on January 10, 2025, in which you provided comments to the Registration Statement on Form F-1 of Sagtec Global Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission on December 26, 2024. On the date hereof, the Company has submitted an Amendment No. 1 to the Registration Statement on Form F-1 (“F-1/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Registration Statement on Form F-1 filed December 26, 2024

Prospectus Summary

Recent Developments, page 6

1.	We note your statement that you or your auditor may identify “items that would require [you] to make adjustments to the financial information. and any resulting changes could be material. Accordingly, undue reliance should not be placed on these preliminary estimates.” If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised our disclosure on page 6 of the F-1/A.

2.	Please revise your estimates for the year ended December 31, 2024 to include cost of sales expense in addition to the operating expenses.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised our disclosure on page 6 of the F-1/A.

Business
Our Customers, page 64

3.	We note your responses to prior comment 1 and comment 3 of our letter dated September 13, 2024 and re-issue these comments. Please revise to discloses the identities of these greater than 10% customers. In this regard, we view this information to be material. To the extent you continue to believe this information is not required, please provide a detailed legal analysis explaining why you believe this information is not material.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on pages 64 to 67 of the F-1/A.

Our Suppliers, page 68

4.	We note that two of your suppliers accounted for 34.69% and 25.84% of your cost of sales for the fiscal year ended December 31, 2023. Please revise to identify these suppliers and provide a summary of the material terms of your agreements with these suppliers, including the term, termination provisions and any minimum purchase requirements. See Item 4.B.6 of Form 20-F. Additionally, please file these agreements as exhibits. See Item 601(b)(10) of Regulation S-K. Lastly, add a risk factor that discusses risks resulting from your dependence on a limited number of suppliers. See Item 3.D. of Form 20-F.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on pages 69 and 70 of the F-1/A. Additionally, we have filed these agreements as exhibits 10.11 and 10.12. Furthermore, we have disclosed the risks resulting from our dependence on a limited number of suppliers on page 15 of the F-1/A.

Index to unaudited interim condensed consolidated financial statements, page F-34

5.	We note that you have provided the unaudited interim condensed consolidated financial statements as of and for the six months period ended June 30, 2024. In this regard, please revise to clearly label your interim financial statements information as "unaudited" where appropriate throughout the filing, including, but not limited to the following sections: summary financial data, capitalization, dilution, management’s discussion and analysis of the financial condition and results of operations.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure throughout the F-1/A.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Ng Chen Lok
Chief Executive Officer